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                                                                    EXHIBIT 99.1

EIMO OYJ STOCK EXCHANGE RELEASE FEB 14, 2002 AT 08.20   1(10)

FINANCIAL RESULTS 2001
The auditors' statement on the company's financial statements has not yet been issued.

Fourth Quarter 2001
- Record net sales of EUR 73.9 million, growth 119%
- Operating profit EUR 6.4 million (including one time charges of EUR 2.1 million)
- EPS, diluted EUR 0.07
- Integration of global activities well advanced

Year 2001
- Net sales of EUR 165.8 million, growth 57%
- Operating profit EUR 9.6 million
- EPS, diluted EUR 0.113
- Proposed dividend 0.04 EUR

Prospects 2002
- Merger benefits will be realized
- Net sales estimate EUR 260-290 million, growth over 55%
- Significant EPSgrowth expected

Record Fourth Quarter

In October-December 2001, thanks in large part to the Triple S acquisition, Eimo achieved all-time record quarterly sales and operating profit. The company's fourth quarter net sales were EUR 73.9 million (EUR 33.7 million in the corresponding period in the previous year), growth of 119%. The period's operating profit was EUR 6.4 million (EUR 3.4 million) and diluted earnings per share were EUR 0.07. The period's cash flow after net capital expenditures of EUR 6.8 million was EUR -1.7 million. As a percentage of total sales for the period in terms of the geographical location of customers, 47% of sales went to Europe, 49% to the Americas and 4% to Asia. Customers in the telecommunications and other electronics industries represented 87% of net sales during the period.

Sales for the period exceeded target with several production locations posting also profits above expectations. Finland performed especially well thanks to high capacity utilization. The favorable operating results for the period were achieved despite certain one time costs totaling EUR 2.1 million. The most significant of these were one time amortizations of remaining goodwill associated with Eimo's acquisition of its interests in CIM Technology Ltd (EUR
1.0 million) and in Eimo's Hungarian subsidiary Eimo Kft. (EUR 0.6 million).

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        The Year 2001 - a Year of Internationalization and Strong Growth


         In 2001 Eimo achieved major internationalization targets. As a result of Eimo's acquisition of Triple S Plastics, Inc. on August 15, 2001, Eimo now has the ability to serve its customers on four continents, strengthening its position for the company as a key supplier for the telecommunications and other electronics industries. Subsequent to the acquisition, both existing and new customers have shown increased interest in the company's expanded capabilities. During the second half of 2001 both new customer relationships were established and new product programs were awarded by existing customers. Eimo accounted for the Triple S acquisition as a purchase in accordance with applicable accounting rules. Details of the accounting treatment were explained in the company's Interim Report January-September published on November 14, 2001.

         In 2001 the company had net sales of EUR 165.8 million (EUR 105.5 million in the previous year, growth 57%). The telecommunications and other electronics industries accounted for 88% of total sales. As a percentage of total sales for the year by geographical location of customers, 64% of sales went to Europe, 34% to the Americas, and 3% to Asia. Operating profit was EUR
9.6 million (EUR 13.7 million), or 5.8% of net sales. Profit before extraordinary items was EUR 7.8 million (EUR 13.4 million) and after extraordinary items EUR 6.6 million (EUR 12.6 million). Extraordinary items consisted mainly of costs recorded under the initial merger agreement between Eimo and Triple S, which agreement between Eimo and Triple S was terminated and reinstated on amended terms.

         Undiluted earnings per share for the year were 0.114 EUR (0.202 EUR) and diluted earnings per share 0.113 EUR (0.200 EUR). Return on investment was 9.5% and return on equity was 8.8%. Gross investments in 2001 totaled EUR 44.9 (EUR 28.8) million, or 27% of net sales. A large part of the capital investments cost was related to the acquisition of Triple S Plastics, Inc. (EUR 25.1 million), of which EUR 24.8 million was paid through an exchange of shares. Other capital expenditures were financed from operating income and loans from financial institutions. The average number of personnel in 2001 was 1229 (768) people. At the end of the year the group had 1833 employees. The increase in personnel was primarily due to personnel acquired as a result of the Triple S acquisition.

         Global Service with Multi-faceted Technology

         Eimo's strategy is to serve customers near their production sites. After the internationalization arrangements implemented in 2001 described above, the company now has eleven injection molding plants and six mold manufacturing units in different parts of the world, located close to the production units of its key customers.

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         On January 1, 2001, through a majority owned holding company called
Eimo (HK) Ltd., Eimo acquired Century Step Company (HK) Ltd., and thereby its wholly owned production subsidiary located in Shenzhen, PRC. The modernization of the Shenzhen plant started in the spring of 2001 and expansion of its scope of services will continue through the spring of 2002. In January 2002 Eimo acquired the remaining 30% of Eimo (HK) Ltd, as a result of which Eimo (HK) Ltd. became a wholly owned subsidiary of Eimo.

         As a result of the acquisition of Triple S, Eimo acquired four injection molding plants located in the United States and one located in Brazil, as well as one rapid prototyping facility and two mold manufacturing facilities, all of them located in the United States. At these new Eimo locations, the company has invested strongly in the application of new technology. Capital expenditure programs in 2001-2002 include for example clean rooms for in-mold decoration (IMD) and in-mold labeling (IML) production, painting shops, an increase in the level of automation, both in injection molding and assembly, and other capital improvements. In the United States, these technologies are already in use; in Brazil, the last equipment included in the initial upgrading program is expected to be installed by the end of April 2002.

         Painting operations that had been outsourced in Finland and in the Netherlands as to the painting work (utilizing equipment owned by the company) were altogether taken over by Eimo during 2001.

         Finance, Treasury and Acquisition Related Cost Savings

         The company's financial position remained stable. Year end equity ratio was 47% and the current ratio was 1.36. Consolidated interest bearing net debt was EUR 41.1 million and the balance sheet total EUR 174.0 million at December 31, 2001.

         Although cost savings were not a major goal of the acquisition of Triple S, Eimo currently estimates that consolidated savings which will be achieved as a result of the acquisition in the profit and loss account in 2002 will slightly exceed the original EUR 1 million target and expects that such yearly savings will reach EUR 1.5 million within the next several years. The areas of largest savings to date have been achieved in the rationalization of capital expenditures, information systems development and in certain headquarters level personnel costs.

         Share Capital, Shares and Options

         At the end of 2001 Eimo's share capital totaled EUR 16.17 million and the company had 64,680,000 shares outstanding. The number of shares increased by
18.28 million shares during the year, primarily due to the issuance of shares in connection with the Triple S

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acquisition. In connection with the Triple S merger, all of Eimo's K shares were converted into A shares on a one for one basis. The accounting counter value of each share is EUR 0.25.

         All of Eimo's outstanding shares are Series A shares, which are listed on the Helsinki Stock Exchange (HEX), under the trading symbol EIMAV. Eimo's American Depositary Shares (ADSs), each representing ten (10) Eimo Series A shares, have been listed on the Nasdaq National Market System since August 16, 2001 under the trading symbol EIMO. As of January 31, 2002, there were a total of 65,228,000 shares outstanding and the free float was approximately 60%.

         The company has two warrant and one option programs previously approved at general meetings of the company's shareholders. New shares can be issued only pursuant to the warrant program of 2001. At December 31, 2001, a total of 425,600 warrants were outstanding under the warrant program of 1999, and a total of 530,400 warrants were outstanding under the warrant program of 2001, respectively. Under the warrant program of 2001, the company may issue a maximum of 1.0 million warrants, each with the right to subscribe for one Series A share. The company's option program was authorized to assume outstanding options previously issued by Triple S. Under this program, options to purchase up to 1,888,650 shares were outstanding on December 31, 2001. Based on the above warrant and option programs, the company's share capital can be raised by maximum EUR 828,562.50 or 3,314,250 shares.

         Trading in Eimo Oyj's Series A shares on Helsinki Exchanges was active in 2001: 112% of the average number of Series A shares. The highest closing price in 2001 was EUR 5.50 and the lowest EUR 0.88. The closing price on December 28, 2001 was EUR 2.07.

         Research and Development

         Following the acquisition of Triple S, the research and development activities of Eimo and Triple S were combined to better serve the company's global needs. Eimo acts in close cooperation with customers and suppliers, as well as with the development units of several universities and colleges. In August 2001 the company started cooperation with Inclosia, a business unit of the Dow Chemical Company, in order to develop and manufacture functionally integrated enclosures for the telecommunications and data communications industries.

         In 2001, Eimo spent EUR 2.5 (EUR 2.4) million, or 1.5% of net sales, on research and development. Such expenditures included quality control development and training but not costs of customers' product programs. Of such R&D spending, 4% consisted of capital expenditures.

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         Business Prospects

         The market for the products of Eimo's key customers is generally expected to grow 10-15% in the year 2002, compared to 2001. Following the internationalization developments in 2001, Eimo's management believes the company's business is well positioned for 2002.

         Eimo's current estimate for net sales in 2002 is EUR 260-290 million. This estimate is based on a currently forecasted global mobile phone market of 420-440 million units and is predicated on Eimo maintaining or slightly increasing its current market share.

         The range for the internal estimates of operating results and profitability in 2002 is still wide, as the profitability of Eimo's operations is highly dependent on capacity utilization rates. Eimo's expanding product portfolio and cost efficiencies, together with increased capacity utilization, support positive profitability development. Even at the low end of the above sales estimate, the company expects to be able to report significantly higher earnings per share than the EUR 0.11 EPS realized in 2001.

         On a quarterly basis, Eimo expects to realize a profit in each quarter. First quarter sales are expected to exceed EUR 60 million.

         Board Proposal for the Distribution of Profits and Schedules

         The Board proposes to the Annual General Meeting the distribution of a dividend of EUR 0.04 per share.

         Eimo's annual report will be published in the week starting 18 March, 2002. The Annual General Meeting of Eimo Oyj will be held in Lahti, Finland on Monday, April 15, 2002 at 10.00 A.M. The notice of the meeting will be published at a later date. The interim report for January - March 2002 will be published on May 3, 2002 at 8.30 A.M., Helsinki time.

         Lahti 14 February 2002

         Board of Directors

         Eimo Oyj is a leading global manufacturer of precision plastic components, whose main customers are companies in the mobile communications industry. With operations on four continents, the company's worldwide operations include eleven injection molding plants and six tool manufacturing units located close to the production units of the company's key customers.

NOTE: All of the above have been reported according to Finnish Accounting Standards (FAS). FAS differs in several important respects from United States generally accepted accounting standards (US GAAP). Eimo will publish a reconciliation of its annual financial statements

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under FAS to US GAAP, as part of its annual report on Form 20-F, to be filed with the United States Securities and Exchange Commission by June 30, 2002.

This release includes statements that constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. For certain information regarding these risks and uncertainties, reference is made to Eimo's Registration Statement on Form F-4 filed with the United States Securities and Exchange Commission on July 13, 2001 (copies of the prospectus from such registration statement are available from Eimo upon written request).

Further information:

Heikki Marttinen, President and CEO         +358-03-850 50
Elmar Paananen, Vice Chairman, IR           +358-500-503 865


DISTRIBUTION:

HEX Helsinki Exchange
Press

APPENDICES:

Consolidated profit and loss account
- fourth quarter 2001
- year 2001
Consolidated balance sheet
Financial ratios

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

-----------------------------------------------------------------------------------------------
Consolidated profit and loss account                   10-             10-
October-December 2001                                12/2001         12/2000
-----------------------------------------------------------------------------------------------
                                                    1 000 EUR       1 000 EUR         Change %
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
NET SALES                                              73 878          33 694            119.3
-----------------------------------------------------------------------------------------------
Other operating income                                     65             111           - 41.4
-----------------------------------------------------------------------------------------------
Operating costs                                        63 935          28 497            124.4
-----------------------------------------------------------------------------------------------
Depreciation and write-downs                            3 653           1 945             87.8
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
OPERATING PROFIT                                        6 355           3 363             89.0
-----------------------------------------------------------------------------------------------
% of net sales                                            8.6            10.0                -
-----------------------------------------------------------------------------------------------
Financing income and expenses                           - 556           - 188            195.7
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
PROFIT BEFORE EXTRAORDINARY ITEMS                       5 799           3 175             82.6
-----------------------------------------------------------------------------------------------
% of net sales                                            7.8             9.4                -
-----------------------------------------------------------------------------------------------
Extraordinary items                                         -           - 115                -
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
PROFIT BEFORE  TAXES                                    5 799           3 060             89.5
-----------------------------------------------------------------------------------------------
% of net sales                                            7.8             9.1                -
-----------------------------------------------------------------------------------------------
Income tax on ordinary activities                     - 1 612         - 1 061             51.9
-----------------------------------------------------------------------------------------------
Income tax on extraordinary items                           -              33                -
-----------------------------------------------------------------------------------------------
Minority interests                                        337             - 7                -
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
CONSOLIDATED PROFIT FOR THE FINANCIAL PERIOD            4 524           2 025            123.4
-----------------------------------------------------------------------------------------------

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
-----------------------------------------------------------------------------------------------
Consolidated profit and loss account                       1-             1-
Year 2001                                             12/2001        12/2000
-----------------------------------------------------------------------------------------------
                                                    1 000 EUR       1 000 EUR         Change %
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
NET SALES                                             165 837         105 530             57.1
-----------------------------------------------------------------------------------------------
Other operating income                                    963             327            194.5
-----------------------------------------------------------------------------------------------
Operating costs                                       147 312          85 869             71.6
-----------------------------------------------------------------------------------------------
Depreciation and write-downs                            9 872           6 319             56.2
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
OPERATING PROFIT                                        9 616          13 669            -29.7
-----------------------------------------------------------------------------------------------
% of net sales                                            5.8            13.0                -
-----------------------------------------------------------------------------------------------
Financing income and expenses                         - 1 808           - 242            647.1
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
PROFIT BEFORE EXTRAORDINARY ITEMS                       7 808          13 427           - 41.8
-----------------------------------------------------------------------------------------------
% of net sales                                            4.7            12.7                -
-----------------------------------------------------------------------------------------------
Extraordinary items                                   - 1 237           - 857             44.3
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
PROFIT BEFORE  TAXES                                    6 571          12 570           - 47.7
-----------------------------------------------------------------------------------------------
% of net sales                                            4.0            11.9                -
-----------------------------------------------------------------------------------------------
Income tax on ordinary activities                     - 2 480         - 4 033           - 38.5
-----------------------------------------------------------------------------------------------
Income tax on extraordinary items                         359             249             44.2
-----------------------------------------------------------------------------------------------
Minority interests                                        744             - 7                -
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
CONSOLIDATED PROFIT FOR THE FINANCIAL PERIOD            5 194           8 779           - 40.8
-----------------------------------------------------------------------------------------------

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

-----------------------------------------------------------------------------------------------
Consolidated balance sheet                           31.12.01        31.12.00
-----------------------------------------------------------------------------------------------
                                                        1 000           1 000          Change %
                                                          EUR             EUR
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
ASSETS
-----------------------------------------------------------------------------------------------
NON-CURRENT ASSETS
-----------------------------------------------------------------------------------------------
Intangible assets                                       2 550           1 323             92.7
-----------------------------------------------------------------------------------------------
Tangible assets                                        93 685          55 388             69.1
-----------------------------------------------------------------------------------------------
Investments                                               650           2 158            -69.9
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
CURRENT ASSETS
-----------------------------------------------------------------------------------------------
Inventories                                            23 010          16 422             40.1
-----------------------------------------------------------------------------------------------
Long-term receivables                                       -               -                -
-----------------------------------------------------------------------------------------------
Deferred tax receivable                                 1 127               -                -
-----------------------------------------------------------------------------------------------
Short-term receivables                                 47 124          25 109             87.7
-----------------------------------------------------------------------------------------------
Cash and bank accounts                                  5 851           1 665            251.4
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
TOTAL ASSETS                                          173 997         102 065             70.5
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------
Share capital                                          16 170          11 600             39.4
-----------------------------------------------------------------------------------------------
Share premium account                                  38 655          18 124            113.3
-----------------------------------------------------------------------------------------------
Translation differences                                   876           - 373                -
-----------------------------------------------------------------------------------------------
Retained  earnings                                     26 246          23 718             10.7
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
MINORITY INTERESTS                                      1 009           1 664           - 39.4
-----------------------------------------------------------------------------------------------
NEGATIVE GOODWILL                                       1 686               -                -
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
LIABILITIES
-----------------------------------------------------------------------------------------------
Deferred tax liability                                  3 272           2 980              9.8
-----------------------------------------------------------------------------------------------
Non-current liabilities
-----------------------------------------------------------------------------------------------
Interest bearing liabilities                           29 392          16 107             82.5
-----------------------------------------------------------------------------------------------
Current liabilities
-----------------------------------------------------------------------------------------------
Interest bearing liabilities                           17 568           4 059            332.8
-----------------------------------------------------------------------------------------------
Other non-interest bearing liabilities                 29 921          20 612             45.2
-----------------------------------------------------------------------------------------------
Accruals and deferred income                            9 202           3 574            157.5
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            173 997         102 065             70.5
-----------------------------------------------------------------------------------------------

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

-------------------------------------------------------------------------------------------------
Financial ratios                                      31.12.01         31.12.00         Change %
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
Return on equity (ROE), %                                  8.8             16.9                -
-------------------------------------------------------------------------------------------------
Return on investment (ROI), %                              9.5             21.0                -
-------------------------------------------------------------------------------------------------
Equity ratio, %                                           47.4             53.3                -
-------------------------------------------------------------------------------------------------
Net Gearing, %                                            50.2             34.9                -
-------------------------------------------------------------------------------------------------
Current Ratio                                             1.36             1.53                -
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
Gross investments in fixed assets,                      44 936           28 785             56.1
1 000 EUR
-------------------------------------------------------------------------------------------------
% of net sales                                            27.1             27.3                -
-------------------------------------------------------------------------------------------------
Average number of personnel                              1 229              768             60.0
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
Dividends, 1 000 EUR (proposal)                          2 609            3 248           - 19.7
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
PER SHARE RATIOS
-------------------------------------------------------------------------------------------------
Earnings per share (EPS), diluted, EUR                   0.113            0.200            -43.5
-------------------------------------------------------------------------------------------------
Shareholders equity per share, EUR                       1.267            1.144             10.8
-------------------------------------------------------------------------------------------------
Dividend / share, EUR                                    0.040            0.070           - 42.9
-------------------------------------------------------------------------------------------------
Dividend / profit, %                                      35.3             34.6                -
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
SECURITIES AND GUARANTEES, 1 000 EUR
-------------------------------------------------------------------------------------------------
Securities for own liabilities                          62 896           24 985                -
-------------------------------------------------------------------------------------------------
Other own liabilities                                    3 579                -                -
-------------------------------------------------------------------------------------------------
Notional value of derivative contracts                  20 186                -                -
-------------------------------------------------------------------------------------------------
Market value of derivative contracts                      - 93                -                -
-------------------------------------------------------------------------------------------------
On behalf of outsiders                                       -                -                -
-------------------------------------------------------------------------------------------------